ASIYA PEARLS, INC.
                    2434 Tengengar Galli, near Sheetal Hotel
                        Belgaum, Karnataka, India 590001
                              011 91 97 65 24 89 53
                              asiyapearls@gmail.com

                                 March 6, 2014


VIA ELECTRONIC DELIVERY
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Re: Asiya Pearls, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 13, 2014
    File Number 333-192877

Dear Ms. Ransom:

     This letter is in response to your comment letter dated March 5, 2014 to me as President of Asiya Pearls, Inc. (the "Company"), regarding Amendment No. 1 to the Company's Registration Statement on Form S-1/A filed February 13, 2014. We have today filed electronically on EDGAR a marked copy of Amendment No. 2 to the Company's Registration Statement on Form S-1/A (the "Registration Statement") along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

RISKS RELATING TO OUR COMMON STOCK, PAGE 14

WE ARE AN "EMERGING GROWTH COMPANY" AND WE CANNOT BE CERTAIN ... PAGE 16

     1. Your disclosure on page 8 and 30 indicates that you plan to utilize the extended period of time to comply with new or revised financial accounting standards available to you as an emerging growth company, but your disclosure on page 16 indicates otherwise. Please revise your disclosure regarding this issue throughout your prospectus, so that it is consistent and accurate.

RESPONSE:

     We have corrected the disclosure on page 16 to be consistent with disclosure elsewhere in the document to provide that we intend to utilize the exemptions available to us as an emerging growth company.

COMPETITION, PAGE 28

     2. We note your response to comment 12 in our letter dated January 10, 2013 and your amended disclosure. We also note our disclosure in this section that ". . . Indian consumer spending for discretionary goods such as jewelry is strong." Please provide citations to any third party source from which you obtained this information, or revise this disclosure to indicate that it is your opinion and disclose the basis of such opinion.

RESPONSE:

     We have revised the disclosure to clarify that this is an opinion of management based on their retail experience.

     The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

     The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the Company's responses and revisions address the comments raised in your letter to the Company dated March 5, 2014. However, the Company will provide further information and make further revisions at your direction.

                                    Very truly yours,


                                    /s/ Shabbir Shaikh
                                    -------------------------------
                                    President

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